Candente Resource Corp.

File No. 001-31218

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated November 19, 2007 with regards to Candente’s 20-F Annual Report
Amendment #1 for the year ended December 31, 2006 as filed on October 31, 2007.

Comment Number	Page	Response

1		An acknowledgement letter has been provided with this filing.

2	28

The disclosure regarding the cutoff grade estimates has been revised, with the 0.20% estimates removed as they are currently below the economic cutoff grade. Additionally, details of the copper state has been added to the tables, and associated calculation parameters have been added to the text.

/s/ Joanne Freeze
Joanne Freeze President and CEO